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                          September 16, 2021

       William P. Livek
       Chief Executive Officer and Executive Vice Chairman comScore, Inc.
       11950 Democracy Drive, Suite 600
       Reston, Virginia 20190

                                                        Re: comScore, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 31,
2021
                                                            File No. 333-259181

       Dear Mr. Livek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              John A. Kupiec, Esq.